UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   September 17, 2003

ANNTAYLOR STORES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-10738	13-3499319
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

142 West 57th Street
New York, New York 10019
(Address, including Zip Code, of Registrant's Principal Executive Offices)

(212) 541-3300
(Registrant's Telephone Number, Including Area Code)

ANNTAYLOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11980	51-0297083
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

142 West 57th Street
New York, New York 10019
(Address, including Zip Code, of Registrant's Principal Executive Offices)

(212) 541-3300
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Names or Former Addresses, if Changed
Since Last Report)

This combined Form 8-K is separately filed by each of AnnTaylor Stores Corporation and AnnTaylor, Inc. The information contained herein relating to each individual registrant is filed by such registrant on its own behalf.

ITEM 5. OTHER EVENTS AND REGULATION FD DISCLOSURE.

On September 17, 2003, AnnTaylor Stores Corporation (the "Company") issued a press release announcing the appointment of Michael Smaldone as Senior Vice President of Design for the Ann Taylor Stores division. He will be replacing Mark Eisen who has resigned from the Company for personal reasons. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

(c)   Exhibits.

99.1   Press Release issued by AnnTaylor Stores Corporation on September 17, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

ANNTAYLOR STORES CORPORATION

By: /s/Barbara K. Eisenberg
Barbara K. Eisenberg

Date: September 17, 2003   Senior Vice President,
General Counsel and Secretary

ANNTAYLOR, INC.

By: /s/Barbara K. Eisenberg
Barbara K. Eisenberg

Date: September 17, 2003   Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by AnnTaylor Stores Corporation on September 17, 2003.